Filed by: Callon Petroleum Company
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to 14a-12
under the Securities Exchange Act of 1934
Subject Company: Carrizo Oil & Gas, Inc.
Commission File No.: 000-29187-87

On November 4, 2019, Callon Petroleum Company (“Callon”) issued the following press release.

CALLON URGES SHAREHOLDERS TO VOTE "FOR" THE ACQUISITION OF CARRIZO

COMPANY COMMENTS ON ISS REPORT

HOUSTON, Nov. 4, 2019 /PRNewswire/ -- Callon Petroleum Company (NYSE: CPE) ("Callon" or the "Company") issued the following statement in response to a report by Institutional Shareholder Services ("ISS") regarding Callon's all-stock acquisition of Carrizo Oil & Gas, Inc. (NASDAQ: CRZO). Callon strongly disagrees with ISS's recommendation and believes the following points are essential to understanding the merits of the transaction:

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Callon's stated strategy remains unchanged: As we have articulated in numerous quarterly investor calls, and on slide 20 of our recently filed investor presentation, Callon has been pursuing four strategic financial objectives: increase cash return on invested capital, generate free cash flow, reduce leverage and maintain a long-term focus. This transaction clearly advances each point of Callon's strategy.

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Scale is critical in an evolving industry landscape: As the shale industry turns from acreage acquisition to manufacturing mode, the efficiencies gained from large pad development and simultaneous operations are increasingly important for achieving a competitive cost structure. While Callon has made important progress implementing a scaled development model in select projects within its existing portfolio, the larger capital base of the combined company is expected to enhance its ability to optimize asset development through larger pad investments across the combined footprint on a sustained, repeatable basis.

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The highly achievable synergies reinforce the strategic rationale of the transaction: The combination is expected to generate $850 million in net present value from G&A and operational synergies, delivering over $2 per share of value to Callon shareholders. The Company has conviction for the operational synergies, reflecting in part the proven structural efficiencies from scale described above, but the transaction is supported even with conservative synergy assumptions. As ISS notes in its report, "G&A synergies seem achievable, and the deal seems accretive even without accounting for the operational synergies." [1]

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The transaction strengthens Callon's credit profile: The combined high-quality asset base delivers both scale and geographic diversification, including access to premium crude markets, driving sustainable, high-margin oil-weighted production. The enhanced EBITDA profile and accelerated free cash flow generation also better position Callon to meet its target leverage metric of net debt to EBITDA below 2.0x. Two independent rating agencies have recognized the improved creditworthiness. Since the transaction announcement, Callon has been placed on positive credit watch by S&P and Moody's has confirmed a recent upgrade, commenting "This acquisition will be a credit positive for Callon." While pro forma credit metrics are largely unchanged, the combined business is better positioned to deliver substantial improvements to these metrics over time. Additionally, the combined company will benefit from a strong balance sheet, no near-term debt maturities and pro forma liquidity of more than $1 billion.

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A larger company brings greater predictability: ISS believes "what [Callon's] shareholders seem to be seeking is greater predictability." In fact, this combination is expected to enhance predictability. With increased size and scale, the combined company will be well positioned to withstand a changing industry landscape and commodity price volatility with a lower corporate free cash flow break-even cost of approximately $50 per barrel in 2020. In addition, the pro forma company is expected to benefit from balanced diversity of projects, cycle times and product markets, all supported by a larger capital base.

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Callon's post-announcement performance is consistent with peers: Against peers that most closely resemble Callon, our performance since announcement has been relatively in-line or better, reflecting the promise of the transaction. As ISS noted in its report, "Rather than looking at medians of imperfect peer sets, it may therefore be more informative for shareholders to compare CPE's TSR to that of individual peers."[1] This was precisely what Callon articulated on slide 17 of our recent investor presentation, with additional detail on slides 28-30, when we identified peers by criteria especially relevant to investors as sector sentiment has been challenged these past several months: market cap, oil mix and leverage.

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Callon is confident in a successful integration: Callon is led by an experienced management team with a track-record of successful value-enhancing acquisitions. In recent years, the Company has repeatedly demonstrated the ability to achieve significant well cost savings and productivity improvements relative to predecessor operators and offset operators in both the Delaware and Midland basins. Importantly, Callon expects that a large portion of Carrizo employees will join the combined company, providing stability and support throughout the integration process.

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Research analysts overwhelmingly support the transaction: The vast majority of independent research analysts who follow Callon and Carrizo closely have expressed support for the combination and maintain a buy recommendation for Callon.

Callon encourages investors to review its recently filed investor presentation that highlights the benefits of the Carrizo transaction in more detail. The presentation is available on the Investor Relations section of the Company's website at https://ir.callon.com/ as well as on https://www.sec.gov/.

As previously announced on July 15, 2019, Callon and Carrizo have entered into a definitive agreement under which Callon will acquire Carrizo in an all-stock transaction that was unanimously approved by each company's boards of directors.  Callon expects that the transaction will close during the fourth quarter of 2019, subject to approval by both Callon and Carrizo shareholders and other customary closing conditions.

The Special Meeting of Callon shareholders will be held on November 14, 2019, at 9:00 A.M. Central Time in the Advice & Counsel meeting room of the Hotel ZaZa, 9787 Katy Freeway, Houston, Texas. All shareholders of record of Callon common stock as of the close of business on October 7, 2019, will be entitled to vote their shares either in person or by proxy at the shareholder meeting. Each vote is very important, regardless of the number of shares owned. Your failure to vote your shares of common stock or your abstention from voting will have the same effect as a vote "AGAINST" the transaction.

The Callon Board reiterates its belief that approving the Carrizo transaction is in the best interests of all Callon shareholders and urges all shareholders to vote FOR the Carrizo merger agreement as well as all other proposals set forth in the proxy materials at the upcoming Special Meeting.

If you have any questions, need assistance in completing the proxy card, or need additional copies of the proxy materials, please call the firm assisting Callon with the solicitation of proxies:

INNISFREE M&A INCORPORATED
TOLL-FREE at +1 (888) 750-5834 (From the U.S. or Canada)

About Callon
Callon is an independent energy company focused on the acquisition and development of unconventional onshore oil and natural gas reserves in the Permian Basin in West Texas. This news release is posted on Callon's website at www.callon.com, and will be archived for subsequent review under the "News" link on the top of the homepage.

No Offer or Solicitation
Communications herein do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Communication herein do not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any preferred stock of Carrizo Oil & Gas, Inc.

Additional Information and Where to Find It
In connection with the proposed transaction, Callon has filed, and the Securities and Exchange Commission (the "SEC") has declared effective, a registration statement on Form S-4 (the "Registration Statement"), which contains a joint proxy statement of Callon and Carrizo that also constitutes a prospectus of Callon. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Callon or Carrizo may file with the SEC and/or send to Callon's shareholders and/or Carrizo's shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND CARRIZO ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CALLON AND CARRIZO WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLON, CARRIZO AND THE PROPOSED TRANSACTION.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Callon and Carrizo with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Callon will be available free of charge from Callon's website at www.callon.com under the "Investors" tab or by contacting Callon's Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by Carrizo will be available free of charge from Carrizo's website at www.carrizo.com under the "Investor Relations" tab or by contacting Carrizo's Investor Relations Department at (713) 328-1055 or IR@carrizo.com.

Participants in the Proxy Solicitation
Callon, Carrizo and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon's shareholders and Carrizo's shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on March 27, 2019. Information regarding the executive officers and directors of Carrizo is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 2, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information
Certain statements in this communication concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed Carrizo transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon's or Carrizo's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "anticipate," "likely" "plan," "positioned," "strategy," and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon's shareholders or Carrizo's shareholders to approve the transaction and related matters; whether any redemption of Carrizo's preferred stock will be necessary or will occur prior to the closing of the transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and Carrizo; the effects of the business combination of Callon and Carrizo, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Callon's Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Callon's website at www.callon.com under the "Investors" tab, and in other documents Callon files with the SEC, and in Carrizo's Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Carrizo's website at www.carrizo.com under the "Investor Relations" tab, and in other documents Carrizo files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor Carrizo assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Contact for Callon
Mark Brewer
Director of Investor Relations
or
Kate Schilling
Investor Relations
Callon Petroleum Company
ir@callon.com
(281) 589-5200